

September 27, 2010

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

>   **Re: The Goldman Sachs Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2010**
>   **Forms 10-Q for the Periods Ended March 31, 2010, and June 30, 2010**
>   **Filed May 10, 2010, and August 9, 2010, respectively**
>   **File No. 1-14965**

Dear Mr. Viniar:

We have read your supplemental response letter dated August 4, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1.   We note your response to our prior comment 1 from our letter dated July 9, 2010, and reissue the comment in part since you did not address the extent of the expected effect of the NYSE changes. You stated in your letter dated June 4, 2010, that if you had determined that a recoverability test was required, your projected undiscounted cash flows of the DMM business would have been in excess of the carrying value. Please

quantify the impact you expected the changes introduced by the NYSE on May 11, 2010, to have on your future cash flows. In your response, please address the following:

- How you were able to estimate the increased cash flows related to the NYSE changes;
- The significant inputs/assumptions used in your undiscounted cash flow analysis;
- The sensitivity of those assumptions; and,
- Comparison of the actual results subsequent to the NYSE changes to expected results.

2. We also note your statement in response to our prior comment 1 regarding the adverse impact of untimely market data feeds to the DMM display book and of lower trading volumes and lower volatility in the second half of 2009. Please tell us the extent to which changes in the fee structure for DMMs, if any, impacted revenues in your DMM business, particularly in the second half of 2009 and first half of 2010 relative to the first half of 2009. Also, tell us your expectations for the future.

Risk Management, page 101

3. We note your response to our prior comment 2. The proposed disclosure describes the membership of the Firmwide Risk Committee as including senior members of both revenue-producing units and departments that are independent of revenue-producing units. Please expand the disclosure to include a similar description of the membership of the Investment Management Division Risk Committee and the Securities Division Risk Committee.

Notes to Consolidated Financial Statements, page 131

Note 2. Significant Accounting Policies, page 131

Goodwill, page 139

4. We note your response to our prior comment 7. Please provide a more detailed analysis supporting your conclusion regarding the economic similarity of aggregated components of each of your operating segments based on net revenues. Your response notes that you believe that each aggregated component is similarly variable, based on changes in business conditions and/or the economic environment. Please further advise us if the net revenues in each of the aggregated components follow the same trends and if they move up or down in the same way in response to the same positive and negative factors.

Note 8. Commitments, Contingencies and Guarantees, page 180

5. We note your response to our prior comment 9. You state that you disclose the nature of your material pending litigation and regulatory proceedings in Item 3 of your Form 10-K. Please tell us how you will revise your disclosures in future filings to disclose the nature of your contingencies in your actual financial statements as required by ASC 450-20-50.

Note 18. Business Segments, page 208

6.   We note your response to our prior comment 10. Please provide us with an example of
       the reports reviewed by the chief operating decision maker (CODM) to make decisions
       about resources to be allocated to the operating segments and assess their performance;
       please clarify if the information reviewed on a weekly, monthly, and quarterly basis is the
       same, and provide us with examples of all three reports, if different. In addition, please
       reconcile your statement that the CODM reviews reports of net revenues by operating
       segment on a weekly, monthly, and quarterly basis with the following statement from Mr.
       Viniar in a media report on April 1, 2010: "I personally see the profit-and-loss statement
       of each of our 44 business units every single night."

7.   We note that although you do not evaluate gross margins at the operating segment level,
       you do regularly review net revenues at the operating segment level. Please provide your
       detailed analysis of the long-term financial performance of the aggregated operating
       segments based on net revenues to support your conclusion in your response to comment
       14 in your letter dated June 4, 2010, that the operating segments aggregated into
       reportable segments have similar economic characteristics. Advise us if the net revenues
       in each of the aggregated operating segments follow the same trends and if they move up
       or down in the same way in response to the same positive and negative factors.

Form 10-Q for the Period Ended June 30, 2010

Note 8. Commitments, Contingencies and Guarantees, page 64

8.   In addition to your response to our prior comment 9, we also note your disclosure on
       page 64 of your Form 10-Q for the quarter ended June 30, 2010, which states that you
       provide representations and warranties to counterparties in connection with a variety of
       commercial transactions and occasionally indemnify them against potential losses caused
       by the breach of those representations and warranties. You also state that management
       believes that it is unlikely that you will have to make any material payments under these
       arrangements, and no liabilities related to these arrangements were recognized in your
       condensed consolidated statements of financial condition as of June 2010 and December
       2009. As it specifically relates to the potential repurchase of mortgage-related products
       sold with such representations and warranties and especially given the decline in the
       value of certain of these products in the past several years, please tell us how you were
       able to conclude that it is unlikely that you would have to make material payments under
       these arrangements and that no liabilities related to these arrangements were necessary in
       your financial statements. Also, to the extent that a loss related to these arrangements
       is/was reasonably possible, please tell us why disclosure of the specific nature and an
       estimate of this loss contingency has not been included in your financial statements in
       accordance with ASC 450. Please provide us with proposed additional disclosure for
       future filings regarding these arrangements specifically for mortgage-related products, if
       applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Executive Overview, page 89

9.   We note your disclosure that in the second quarter of 2010, results in Principal Investments primarily reflected a gain of $905 million related to your investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC), principally due to the expiration of transfer restrictions related to these shares. Please tell us how you determined the fair value of the transfer restrictions prior to the expiration of the restriction period, specifically how you incorporated the length of the remaining restriction period in your fair value analysis at each reporting date.

10.   We note your disclosure on page 89 of this filing and page 58 of your Form 10-K for the year ended December 31, 2009, that your investment banking transaction backlog increased during the quarter as well as significantly increased in the twelve months ended December 31, 2009, respectively. Furthermore, we note the disclosure on page 2 of your Form 10-K noting the uncertainty regarding your statements about your investment banking transaction backlog. However, we note that you have not explained management's analysis of the causes of these increases. Please show us the disclosure you will include in future filings to address this. In your proposed disclosure, please discuss the changes from period to period in the breakout of the backlog between M&A transactions and equity underwriting especially in light of the differences in sensitivity by transaction type to the various economic and market factors detailed on page 2 of your Form 10-K.

Segment Operating Results, page 109

11.   We note that net revenues in FICC were approximately 55% of total net revenues in the six months ended June 30, 2010, and include the operating results of multiple primary products and activities (i.e., interest rate products, commodities, credit products, currencies, and mortgages). Your current discussion of these net revenues is generally limited to disclosure of directional changes related to these products. In this regard, please show us the disclosure you will include in future filings to provide a more detailed and robust analysis of material trends in the net revenues of the material primary products and activities included within FICC, with quantification when available and necessary for a complete understanding. In your disclosure, also discuss the effects of known trends and uncertainties that are reasonably likely to have a material impact on the results of operations of these primary products and activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant